EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE.

JULY 24, 2002

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F X   Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes __   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] N/A

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Embratel Participações S.A.

Contact Information:
Investor Relations
Silvia Pereira
email: Silvia.Pereira@embratel.com.br or invest@embratel.com.br
tel: (55 21) 2519-9662
fax: (55 21) 2519-6388

Embratel Participações Earnings Release

Second Quarter 2002 Results[1]

Rio de Janeiro, Brazil - July 23, 2002

Embratel Participações S.A. (Embratel Participações or the "Company")
NYSE: EMT; BOVESPA: EBTP3, EBTP4
The Company holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. ("Embratel").

[1] All financial figures are in Reais and based on consolidated financial statements in "Legislação Societária".

EMBRATEL REPORTS
SECOND QUARTER 2002 NET REVENUES OF R$ 1.8 BILLION
8% quarter-over-quarter Ebitda growth

2002 Second Quarter Highlights

- Embratel Participações' net revenues were R$ 1.8 billion in the quarter;
- Buildout of points-of-interconnection enabled line costs to drop from 47.6 percent to 46.4 percent of net revenues quarter-over-quarter;
- Ebitda was R$ 361 million;
- EBITDA margin rose to 19.9 percent, an increase of more than a percentage point quarter-over-quarter and 6.3 percentage points from the FY2001 Ebitda margin;
- Ebit rose 32.2 percent quarter-over-quarter reflecting improving operating performance; a second quarter of improvement when compared to the 2001 EBIT loss;
- Net loss for the quarter was R$152 million arising primarily from the impact of the devaluation of the Real on debt;
- On a year-to-date basis, net revenues and net losses were, respectively, R$3.6 billion and R$189 million.

Exhibit 1
Net Revenues 2Q 2002
R$ 1,811 million


Other Services 3,2%
Total Data 25,2%
ILD 8,9%
DLD 62,6%

Exhibit 2
Net Revenues 1H 2002
R$ 3,608 million


Other Services 3,1%
Total Data 25,1%
ILD 9,3%
DLD 62,5%

Exhibit 3 R$ thousands	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Net Revenues	1.860.480	1.796.955	1.811.021	-2,7%	0,8%	3.703.206	3.607.976	-2,6%	7.460.956	11,1%
Ebitda	401.765	333.465	361.235	-10,1%	8,3%	823.940	694.700	-15,7%	1.015.435	-40,4%
Ebitda Margin	21,6%	18,6%	19,9%	-7,6 p.p	7,5 p.p	22,2%	19,3%	-13,5 p.p	13,6%	-46,4 p.p
Ebit	141.917	61.012	80.674	-43,2%	-32,2%	314.284	141.686	-54,9%	(46.196)	-105,5%
Net Income/(Loss)	(38.829)	(36.440)	(152.200)	-292,0%	-317,7%	(72.576)	(188.640)	-159,9%	(553.671)	-195,9%

2I Data Communication Service

Client base and bandwidth demand continues to grow

Exhibit 4 R$ thousands	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Total Data	**434.780**	**450.133**	**456.273**	**4,9%**	**1,4%**	**894.432**	**906.406**	**1,3%**	**1.814.729**	**13,0%**
Data & Internet	403.097	429.988	437.522	8,5%	1,8%	824.304	867.510	5,2%	1.691.099	21,7%
Wholesale	31.683	20.145	18.751	-40,8%	-6,9%	70.128	38.896	-44,5%	123.630	-42,7%

Second quarter data revenues rose 4.9 percent to R$456 million compared to the same quarter of 2001. Data services revenue which includes corporate networks, frame relay services and Internet grew 8.5 percent when compared to the same quarter of the previous year. Frame relay and Internet services were the main contributors for this growth. The company continues to experience price declines in dedicated services including dedicated Internet links.
As anticipated, wholesale revenues continued to decline.

Embratel continues to grow its client base adding new customers in the mid-sized company environment. Demand for bandwidth and ports is also strong.

On an accumulated basis, data and Internet services grew 5.2 percent compared to the first six months of the previous year. Wholesale revenues declined 44.5 percent in the same period. Total accumulated data revenues were R$906 million, representing a 1.3 percent growth compared to the first six months of 2001.

Exhibit 5
Data Communications Net Revenues
R$ thousands


434.780
458.644
461.653
450.133
456.273
-5,4%
8,5%
0,7%
-2,5%
1,4%
2Q01
3Q01
4Q01
1Q02
2Q02
Total Data
% Growth - QoQ

Exhibit 6
Data Communications Net Revenues
R$ thousands


434.780
456.273
4,9%
2Q01
2Q02
Total Data
% Growth - YoY

Voice Services

Exhibit 7 R$ thousands	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Total Voice	**1.367.510**	**1.292.016**	**1.296.338**	**-5,2%**	**0,3%**	**2.695.589**	**2.588.354**	**-4,0%**	**5.412.351**	**10,6%**
Domestic Long Distance	1.131.682	1.119.337	1.134.346	0,2%	1,3%	2.239.675	2.253.683	0,6%	4.555.279	16,2%
International Long Distance	235.828	172.679	161.992	-31,3%	-6,2%	455.914	334.671	-26,6%	857.072	-11,8%

Domestic Long Distance

Revenue stability maintained

Domestic long distance revenues were R$1.1 billion in the second quarter of 2002 comparable to the year ago quarter. Compared to the previous quarter, domestic long distance revenues rose 1.3 percent reflecting both a better traffic mix as well as an increase in business days in the season.

Embratel continues to actively manage calls and an average of 2.7 million non-performing lines were prevented from completing calls during the quarter.

Year-to-date, domestic long distance revenues were R$2.3 billion, representing a slight increase from the comparable 2001 six month period. This revenue performance reflects primarily the company's efforts to manage non-performing calls. Embratel's efforts to manage calls continues to have a positive impact on operating performance and voice margins.

Exhibit 8
Domestic Long Distance Net Revenues
R$ thousands


1.131.682
1.174.637
1.140.967
1.119.337
1.134.346
2,1%
3,8%
2,9%
1,9%
1,3%
2Q01
3Q01
4Q01
1Q02
2Q02
DLD
% Growth - QoQ

Exhibit 9
Domestic Long Distance Net Revenues
R$ thousands


1.131.682
1.134.346
0,2%
2Q01
2Q02
DLD
% Growth - YoY

International Long Distance

Market volume grows

As expected, international long distance revenues continued to decline primarily due to lower market prices. Embratel volumes continue to be strong reflecting market volume growth. The company has maintained its efforts to reduce fraudulent international calls and capture traffic from services provided by illegal operators. In the second quarter, international revenues were R$162 million representing a R$11 million decline from the first quarter of 2002. Compared to the second quarter of 2001, international revenues fell 31.3 percent. Price declines in the international voice segment were anticipated. This sharp year-over-year revenue decline evidences the changing fundamentals of the international voice segment.

On an year-to-date basis, international long distance revenues were R$335 million compared to R$456 million in the first six months of 2001. International revenues represented 9.3 percent of the company's total revenues compared to 12.3 percent in the first six months of 2001.

Exhibit 10
International Long Distance Net Revenues
R$ thousands


235.828
218.348
182.810
172.679
161.992
2Q01
3Q01
4Q01
1Q02
2Q02
ILD
% Growth - QoQ

Exhibit 11
International Long Distance Net Revenues
R$ thousands


235.828
161.992
-31,3%
2Q01
2Q02
ILD
% Growth - YoY

21 EBITDA

Exhibit 12 R$ thousands	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Net Revenues	**1.860.480**	**1.796.955**	**1.811.021**	**-2,7%**	**0,8%**	**3.703.206**	**3.607.976**	**-2,6%**	**7.460.956**	**11,1%**
Lines Costs	(891.326)	(854.526)	(840.024)	-5,8%	-1,7%	(1.766.637)	(1.694.550)	-4,1%	(3.567.487)	-11,1%
Other Cost of Service	(122.372)	(103.520)	(109.584)	-10,4%	5,9%	(234.104)	(213.104)	-9,0%	(458.113)	-17,0%
SG&A	(448.004)	(506.933)	(496.177)	10,8%	-2,1%	(892.508)	(1.003.110)	12,4%	(2.416.970)	-73,0%
Bad Debt	(160.679)	(173.694)	(163.013)	1,5%	-6,1%	(320.872)	(336.707)	4,9%	(1.155.498)	-218,4%
Other SG&A expenses	(287.326)	(333.239)	(333.164)	16,0%	0,0%	(571.636)	(666.403)	16,6%	(1.261.473)	-22,0%
Others	2.986	1.489	(4.001)	-234,0%	-368,7%	13.982	(2.512)	-118,0%	(2.951)	75,9%
Ebitda	**401.766**	**333.465**	**361.235**	**-10,1%**	**8,3%**	**823.940**	**694.700**	**-15,7%**	**1.015.435**	**-40,4%**
Ebitda Margin	21,6%	18,6%	19,9%	-7,6 p.p	7,5 p.p	22,2%	19,3%	-13,5 p.p	13,6%	-46,4 p.p

EBITDA was R$361 million in the second quarter of 2002. Compared to the previous 2002 quarter, EBITDA rose 8.3 percent. EBITDA margin rose by more than a percentage point to 19.9 percent quarter-over-quarter. Compared to the FY2001 EBITDA margin of 13.8 percent there was an increase of 6.3 percentage points.

Embratel installed 47 points-of-presence for interconnection (PPI) in the second quarter of 2002 totaling 75 new PPIs since the beginning of the year. PPIs enable the company to replace a per minute long distance interconnection tariff (TU-RIU) with its own network causing a reduction in interconnection costs. Total access costs dropped to 46.4 percent of net revenues in the second quarter of 2002 compared to 47.6 percent in the first quarter of this year. As a result, EBITDA improved.

The company paid approximately R$19 million of PIS and COFINS associated with hedge income during the second quarter of 2002. This was an unusual amount of transaction tax expense that resulted from the devaluation of the Real vis-a-vis the US dollar. Under "Legislacão Societária" accounting rules, these types of transaction taxes are recorded as an operating expense even though the income to which this tax relates is recorded as a financial income (non-operating). The hedge income accrued during a devaluation generates an increase in such tax expenses.

In addition, active call management continued to contribute to the improved operating performance and productivity. The provision for doubtful receivables was R$163 million in the quarter, or 9.0 percent of net revenues (6.8 percent of gross revenues) representing an improvement when compared to 9.7 percent in the first quarter of 2002 and to the FY2001 provisioning level of 15.5 percent. This is the second consecutive quarter of declining provisions for doubtful accounts.

The reduction in interconnection costs and provision for doubtful accounts were the main factors contributing to the increase in EBITDA margin to 19.9 percent in the second quarter of 2002 from 18.6 percent in the first quarter of 2002 and 13.5 percent in FY2001.

Year-to-date SG&A excluding bad debt was R$666 million compared to R$572 million in the same period a year ago. This increase was mainly caused by higher operating expenses such as billing and asset maintenance associated with the company's adaptation to dealing with mass markets and tightening management controls. These expense items are related to collection efforts and internal systems which permit closer management of operations. These management systems have a positive impact on bad debt provisions, capital expenditures and internal asset allocation and contribute to the long term improvement of operating performance.

As of early July 2002, the price cap on local access interconnection rates (TU-RL) rose 1.7 percent. We expect this increase to be fully implemented in August as tariffs continue to be set at the cap due to the lack of competition in local access.

Exhibit 13
Ebitda
R$ thousands


401.765
390.544
267,5%
361.235
2Q01
3Q01
1Q02
2Q02
-151,0%
Ebitda
% Growth - QoQ

Exhibit 14
Ebitda
R$ thousands


401.765
361.235
-10,1%
2Q01
2Q02
Ebitda
% Growth - YoY

EBIT

Operating income (EBIT) was R$81 million in the second quarter of 2002 representing a 32.2 percent increase quarter-over-quarter. This increase reflects the reduction in interconnection costs and the improvement in provisions for doubtful accounts.

Year-to-date, EBIT was R$142 million compared to R$314 million in the first half of 2001. The decline is explained not only by higher provisions for doubtful accounts but also by increased billing and asset maintenance expenses.

Net Income

Exhibit 15	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	2001	% Var YoY
Net Income/(Loss) (R$ thousands)	(38.829)	(36.440)	(152.200)	-292,0%	-317,7%	(72.576)	(188.640)	-159,9%	(553.671)	-195,9%
Shares Outstanding (million shares)	332.932	332.932	332.932			332.932	332.932		332.932	
Earnings per 1000 shares (R$)	(0,12)	(0,11)	(0,46)			(0,22)	(0,57)		(1,66)	

The net loss for the second quarter of 2002 was R$152 million. The loss, which was created by the effect of the devaluation of the Real vis-a-vis the US dollar (22.4 percent in the quarter) on the Company's foreign currency debt (see Financial Position below), was partially offset by an ILL tax recovery.

The Imposto Sobre Lucro Líquido (ILL) was a Federal Government Tax imposed between 1989 and 1992. In 1996 the Brazilian Supreme Court ruled that the ILL was unconstitutional. Embratel filed a lawsuit. In 2001 the Tribunal Regional Federal - second judicial level - ruled in favor of Embratel and in May 2002, the administrative Tax Court ruled that the ILL recovery was not subject to income tax. Considering that this issue could not be subject to any further appeal at the Judicial level, Embratel recognized a non-cash tax recovery of R$193 million including interest in the second quarter of 2002. This tax recovery was recorded under Other non-operating income.

On an accumulated basis, the net loss reached R$189 million in the first six months of 2002 compared to a net loss of R$73 million in the first half of 2001.

Financial Position

Embratel Participações ended the quarter with a cash position of R$617 million. Net debt outstanding as of June 30, 2002 was R$3.8 billion (total debt of R$4.4 billion). Short term debt was R$1.4 billion. The devaluation of the Real increased Embratel's overall debt position by R$588 million, net of hedging income. Had hedging not been done, total debt would have increased by almost R$1 billion. During the quarter the company received funds of R$212 million and paid R$248 million of interest and principal.

The Company increased its short-term hedged position to 75 percent. Embratel's policy is to seek to hedge all debt with maturities of less than one year whenever market conditions permit. This policy aims at achieving a balance between preserving cash and protecting the balance sheet. The company's hedged debt and respective average debt cost are in table 16 below.

Exhibit 16	Jun 30, 2002			
Embratel Participações S.A.	**Amounts in R$ thousands**	**%**	**Average Cost of Debt**	**Average Maturity**
Hedged short term debt (notional amount)	1.073.403	74,5%	93.65% CDI	up to 12 months
Unhedged short term debt	368.367	25,5%	US + 8.61% pa.	up to 12 months
Total short term debt	**1.441.770**	**100,0%**		
Hedged long term debt (notional amount)	729.636	24,8%	99.30% CDI	up to 2.16 years
Unhedged long term debt	2.207.203	75,2%	US + 8.48% pa.	up to 8.30 years
Total long term debt	**2.936.839**	**100,0%**		
Total hedged debt	1.803.039	41,2%		
Total unhedged debt	2.575.570	58,8%		
Total debt (net of hedge gains)	**4.378.609**	**100,0%**		

During the quarter Embratel obtained from Fortis, a European bank, a five-year US$ 25 million credit line that we plan to use before June 2003. Our debt is due to export credit agencies such as the Eximbank-USA, the EDC-Canada, the Coface-France and the EKN-Germany, and to banks directly or in the form of syndicates. Forty seven percent of our outstanding debt is due to ECAs or are trade related. There are no bonds or commercial paper. Embratel's debt carries no financial covenants (other than standard cross-default) and no controlling shareholder guarantees. Embratel does not provide financial guarantees to non-affiliates.

For the 2002 period Embratel requires no new refinancing. Embratel has approximately US$777 million of debt principal maturing in 2003. There is debt maturing every quarter although some concentration exists in the first and third quarters. As of June 30, 2002, 89.0 percent of the debt due in the first quarter of 2003 was hedged and 67.0 percent of all debt maturing in 2003 was hedged. The table 17 below shows the hedged portion of debt maturing per quarter in 2003.

Exhibit 17		
Debt Principal 2003	**Hedged Portion**	**Debt principal maturing per quarter**
First quarter	89,0%	39,0%
Second quarter	78,0%	14,2%
Third quarter	59,0%	34,4%
Fourth quarter	8,0%	12,3%
Total	**67,0%**	**100,0%**

The company has initiated its 2003 refinancing program contemplating a continued improvement in cash generation, decrease in capital expenditures and additional funding alternatives such as the BNDES, ECA credit, use of available credit lines and possible sale of non-strategic assets, among other activities.

21 Accounts Receivables

The Company's net receivable position on June 30, 2002 was R$1.9 billion. Gross receivables were R$3.7 billion in the second quarter of 2002 compared to R$3.4 billion in the first quarter of 2002. This increase was caused by the impact of the devaluation of the Real on receivables from foreign administrators. Provision for doubtful accounts balance was R$1.7 million at the end of the second quarter of 2002. Net account receivables fell to R$ 1.9 billion in the second quarter of 2002 from R$2.6 billion in the second quarter of 2001.

Embratel's call management system has now been fully operational for a full quarter. The same is true for CACs, the collection's system. These tools are helping us to tighten collection efforts over non-payers and we continue to improve collections.

Exhibit 18 Embratel Participações SA R$ thousands	Gross Receivables Jun 30,2002
Accounts Receivables	
Voice Services	2.650.175
Data, Telco and Other Services	699.382
Foreign Administrations	339.678
Gross Receivables	3.689.234
Allowance for Doubtful Accounts	(1.714.240)
Net Receivables	**1.974.994**

Exhibit 19 Embratel Participações SA R$ thousands	Net Account Receivables
Voice Service	***1.027.576***
Current	64,2%
1-60 days	26,9%
61-120 days	8,9%
> 120 days	0

21 Capital Expenditures

During the second quarter, capital expenditures were R$296 million. The breakout of this expenditure is the following: local infrastructure and access - 19.5 percent (including PPIs); data and Internet services - 24 percent; network infrastructure - 7.2 percent and others - 49.3 percent. Other includes approximately R$50 million spent on Star One's new satellite. Cumulative capital expenditure has been R$544 million in 2002. Our capex figures to date do not include any capitalized interest.

Exhibit 20
Capex Breakdown


R$ million
340
29,1%
12,5%
18,6%
39,8%
380
36,5%
20,8%
19,3%
23,5%
508
36,4%
21,5%
20,9%
21,2%
248
28,4%
8,6%
36,9%
26,2%
296
49,3%
7,2%
24,0%
19,5%
2Q01
3Q01
4Q01
1Q02
2Q02
Local Infrastructure and Access
Data and Internet Service
Network Infrastructure
Others

Exhibit 21
Capex 1H 2002
R$ 543,7 million


Local Infrastructure and Access
22,5%
Data and Internet Service
29,8%
Network Infrastructure
7,8%
Others
39,8%

Tariffs

On July 1, 2002, Embratel was authorized to raise domestic long distance tariffs by 5.0 percent on average. International long distance tariffs price cap declined by 7.0 percent having no impact on market prices.

Guidance

Embratel is working diligently to improve the company's operations and overall performance, however, in view of the sharp depreciation of the currency and the persisting economic uncertainty, the company is no longer providing financial guidance.

Interconnection and Competition

The Brazilian Telecommunications Model established as primary objectives "Universalization of Services" and "Competition", to ensure availability, choice and innovation in telecommunications. To enable TRUE AND FAIR COMPETITION, Embratel has been taking various initiatives, primarily our Petition to Anatel (Press Release April 24, 2002) and the injunctions requested through the judicial process. Embratel understands that only through the enforcement of existing Laws and Regulations that prohibit anti-competitive behavior, competition will be allowed to flourish, enabling fair value and quality telecommunication services to the Brazilian consumer.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country. Service offerings: include advanced voice, high-speed data communication services, Internet, satellite data communications and corporate networks. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

04 tables to follow

Exhibit 22 Embratel Participações SA (millions of minutes)	Quarter ending 2002 Jun 30	 2001 Jun 30	 2001 Mar 31	% change Y-o-Y	% change Q-o-Q
Domestic Long Distance	**5.119,5**	**5.475,9**	**5.215,5**	**-6,5%**	**-1,8%**

* This minute series includes domestic long distance traffic, domestic long distance, fixed to cellular traffic, cellular to fixed and cellular to cellular traffic and advanced telephony traffic

Exhibit 23 Embratel Participações SA Corporate Law Consolidated Income Statement R$ thousands	Quarter ending 2002 Jun 30	%	 2001 Jun 30	%	 2002 Mar 31	%	% change Y-o-Y	 Q-o-Q
Revenues								
Gross revenues	**2.376.263**		**2.532.799**		**2.316.622**		**-6,2%**	**2,6%**
Taxes & other deductions	(565.242)		(672.319)		(519.667)		15,9%	-8,8%
Net revenues	**1.811.021**	**100,0%**	**1.860.480**	**100,0%**	**1.796.955**	**100,0%**	**-2,7%**	**0,8%**
Net voice revenues	**1.296.338**	**71,6%**	**1.367.510**	**73,5%**	**1.292.016**	**71,9%**	-5,2%	0,3%
Net Domestic long distance	1.134.346	62,6%	1.131.682	60,8%	1.119.337	62,3%	0,2%	1,3%
Net International long distance	161.992	8,9%	235.828	12,7%	172.679	9,6%	-31,3%	-6,2%
Net data communications	**456.273**	**25,2%**	**434.780**	**23,4%**	**450.133**	**25,0%**	**4,9%**	**1,4%**
Data & Internet	437.522	24,2%	403.097	21,7%	429.988	23,9%	8,5%	1,8%
Wholesale	18.751	1,0%	31.683	1,7%	20.145	1,1%	-40,8%	-6,9%
Net other services	**58.410**	**3,2%**	**58.190**	**3,1%**	**54.806**	**3,0%**	**0,4%**	**6,6%**
Net revenues	**1.811.021**	**100,0%**	**1.860.480**	**100,0%**	**1.796.955**	**100,0%**	**-2,7%**	**0,8%**
Lines costs (incl. interconnection & facilities)	(840.024)	-46,4%	(891.326)	-47,9%	(854.526)	-47,6%	-5,8%	-1,7%
Other cost of services (excl. depreciation)	(109.584)	-6,1%	(122.372)	-6,6%	(103.520)	-5,8%	-10,4%	5,9%
Selling, general and administrative expenses (excl. depreciatio	(496.177)	-27,4%	(448.005)	-24,1%	(506.933)	-28,2%	10,8%	-2,1%
Bad Debt	(163.013)	-9,0%	(160.679)	-8,6%	(173.694)	-9,7%	1,5%	-6,1%
Other SG&A expenses (excl. depreciation)	(333.164)	-18,4%	(287.326)	-15,4%	(333.239)	-18,5%	16,0%	0,0%
Other operating income/(expense)	(4.001)	-0,2%	2.986	0,2%	1.489	0,1%	-234,0%	-368,7%
EBITDA	**361.235**	**19,9%**	**401.765**	**21,6%**	**333.465**	**18,6%**	**-10,1%**	**8,3%**
Depreciation and amortization	(280.561)	-15,5%	(259.848)	-14,0%	(272.453)	-15,2%	8,0%	3,0%
Operating income (EBIT)	**80.674**	**4,5%**	**141.917**	**7,6%**	**61.012**	**3,4%**	**-43,2%**	**32,2%**
Financial income (including monetary and exchange variation)	154.935	8,6%	55.018	3,0%	36.426	2,0%	181,6%	325,3%
Interest income	39.828	2,2%	20.725	1,1%	31.931	1,8%	92,2%	24,7%
Exchange variation	115.107	6,4%	34.293	1,8%	4.495	0,3%	235,7%	2460,8%
Financial expense (including monetary and exchange variation	(734.645)	-40,6%	(215.331)	-11,6%	(135.413)	-7,5%	241,2%	442,5%
Interest expense	(80.928)	-4,5%	(79.150)	-4,3%	(101.121)	-5,6%	2,2%	-20,0%
Exchange variation	(653.717)	-36,1%	(136.181)	-7,3%	(34.292)	-1,9%	380,0%	1806,3%
Other non-operating income/(expense)	200.046	11,0%	(7.630)	-0,4%	2.071	0,1%	2721,8%	9559,4%
Net income before tax, employee profit sharing and minority interest	**(298.990)**	**-16,5%**	**(26.026)**	**-1,4%**	**(35.904)**	**-2,0%**	**-1048,8%**	**-732,7%**
Income tax and social contribution	154.701	8,5%	765	0,0%	11.170	0,6%	20122,4%	1285,0%
Employee profit sharing	(6.238)	-0,3%	(11.559)	-0,6%	(8.754)	-0,5%	-46,0%	-28,7%
Minority interest	(1.673)	-0,1%	(2.009)	-0,1%	(2.952)	-0,2%	-16,7%	-43,3%
Net income / (loss)	**(152.200)**	**-8,4%**	**(38.829)**	**-2,1%**	**(36.440)**	**-2,0%**	**-292,0%**	**-317,7%**
End of period shares outstanding (000)	332.932.361		332.932.361		332.932.361			
Earnings per 1000 shares	(0,46)		(0,12)		(0,11)			

Embratel Participações S.A.

Exhibit 24 Embratel Participações SA Corporate Law Consolidated Income Statement R$ thousands	Half ending 2002 Jun 30	 %	 2001 Jun 30	 %	% change Y-o-Y
Revenues					
Gross revenues	**4.692.885**		**5.013.804**		***-6,4%***
Taxes & other deductions	(1.084.909)		(1.310.598)		*-17,2%*
Net revenues	**3.607.976**	***100,0%***	**3.703.206**	***100,0%***	***-2,6%***
Net voice revenues	**2.588.354**	***71,7%***	**2.695.589**	***72,8%***	*-4,0%*
Net Domestic long distance	2.253.683	*62,5%*	2.239.675	*60,5%*	*0,6%*
Net International long distance	334.671	*9,3%*	455.914	*12,3%*	*-26,6%*
Net data communications	**906.406**	***25,1%***	**894.432**	***24,2%***	***1,3%***
Data & Internet	867.510	*24,0%*	824.304	*22,3%*	*5,2%*
Wholesale	38.896	*1,1%*	70.128	*1,9%*	*-44,5%*
Net other services	**113.216**	***3,1%***	**113.185**	***3,1%***	***0,0%***
Net revenues	**3.607.976**	***100,0%***	**3.703.206**	***100,0%***	***-2,6%***
Lines costs (incl. interconnection & facilities)	(1.694.550)	*-47,0%*	(1.766.637)	*-47,7%*	*-4,1%*
Other cost of services (excl. depreciation)	(213.104)	*-5,9%*	(234.104)	*-6,3%*	*-9,0%*
Selling, general and administrative expenses (excl. depreciatio	(1.003.110)	*-27,8%*	(892.509)	*-24,1%*	*12,4%*
Bad Debt	(336.707)	*-9,3%*	(320.872)	*-8,7%*	*4,9%*
Other SG&A expenses (excl. depreciation)	(666.403)	*-18,5%*	(571.637)	*-15,4%*	*16,6%*
Other operating income/(expense)	(2.512)	*-0,1%*	13.982	*0,4%*	*-118,0%*
EBITDA	**694.700**	***19,3%***	**823.940**	***22,2%***	***-15,7%***
Depreciation and amortization	(553.014)	*-15,3%*	(509.656)	*-13,8%*	*8,5%*
Operating income (EBIT)	**141.686**	***3,9%***	**314.284**	***8,5%***	***-54,9%***
Financial income (including monetary and exchange variation)	191.361	*5,3%*	120.458	*3,3%*	*58,9%*
Interest income	71.759	*2,0%*	38.650	*1,0%*	*85,7%*
Exchange variation	119.602	*3,3%*	81.808	*2,2%*	*46,2%*
Financial expense (including monetary and exchange variation	(870.058)	*-24,1%*	(481.885)	*-13,0%*	*80,6%*
Interest expense	(182.049)	*-5,0%*	(148.858)	*-4,0%*	*22,3%*
Exchange variation	(688.009)	*-19,1%*	(333.027)	*-9,0%*	*106,6%*
Other non-operating income/(expense)	202.117	*5,6%*	(7.179)	*-0,2%*	*2915,4%*
Net income before tax, employee profit sharing and minority interest	**(334.894)**	***-9,3%***	**(54.322)**	***-1,5%***	***-516,5%***
Income tax and social contribution	165.871	*4,6%*	8.859	*0,2%*	*1772,3%*
Employee profit sharing	(14.992)	*-0,4%*	(23.115)	*-0,6%*	*-35,1%*
Minority interest	(4.625)	*-0,1%*	(3.998)	*-0,1%*	*15,7%*
Net income / (loss)	**(188.640)**	***-5,2%***	**(72.576)**	***-2,0%***	***-159,9%***
End of period shares outstanding (000)	332.932.361		332.932.361		
Earnings per 1000 shares	(0,57)		(0,22)		

Exhibit 25 Embratel Participações SA Corporate Law - Consolidated Balance Sheet R$ thousands	2002 Jun 30	 Mar 31
Assets		
Cash and cash equivalents	617.436	661.760
Account receivables, net	1.974.994	1.886.655
Deferred and recoverable taxes	575.053	415.711
Other current assets	272.536	243.480
Current assets	**3.440.019**	**3.207.606**
Deferred and recoverable taxes	853.232	788.288
Legal deposits	343.974	343.818
Other non-current assets	53.463	55.972
Non-current assets	**1.250.669**	**1.188.078**
Investments	207.847	170.801
Net property, plant & equipment	7.870.012	7.839.345
Deferred fixed assets	142.084	152.233
Permanent assets	**8.219.943**	**8.162.379**
Total assets	**12.910.631**	**12.558.063**
Liabilities		
Personnel, charges and social benefits	115.299	113.967
Accounts payable and accrued expenses	1.618.007	1.619.244
Taxes and contributions	346.216	472.806
Dividends and interest on capital payable	23.505	31.822
Short term debt and current portion of long term debt	1.441.770	1.195.865
Provisions for contigencies	47.868	37.590
Pension plan -Telos	61.410	62.675
Employee's profit sharing	25.803	31.362
Subsidiaries and associated companies	70.665	48.655
Other current liabilities	116.482	124.221
Current liabilities	**3.867.025**	**3.738.207**
Taxes and contributions	229.462	229.462
Long term debt	2.936.839	2.553.508
Pension plan - Telos	342.873	352.362
Other non-current liabilities	915	915
Non-current liabilities	**3.510.089**	**3.136.247**
Deferred income	**134.579**	**134.158**
Minority interest	**241.068**	**239.394**
Paid in capital	2.273.913	2.273.913
Income reserves	1.912.114	1.912.114
Treasury stock	(41.101)	(41.101)
Retained earnings	1.012.944	1.165.131
Shareholders' equity	**5.157.870**	**5.310.057**
Total liabilities and shareholders' equity	**12.910.631**	**12.558.063**
Total borrowed funds	4.378.609	3.749.373
Net debt	3.761.173	3.087.613
Net debt/Shareholders equity	0,73	0,58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date:

By: ____________________
Name: Daniel Eldon Crawford
Title: President